UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Further to the relevant event published on November 29, 2017, BBVA informs that, as of today, after obtaining all required authorizations, BBVA has completed the transfer of its real estate business in Spain (the Business) to Cerberus Capital Management, L.P. (“Cerberus”). Closing of the transaction has resulted in the sale of 80% of the share capital of the company Divarian Propiedad, S.A. (“Divarian”) to an entity managed by Cerberus.

Divarian is the company to which BBVA group has previously contributed the Business provided that the effective transfer of several real estate assets (REO’s) remains subject to the fulfilment of certain conditions precedent, as stated in the referred relevant event. The final price payable by Cerberus will be adjusted depending on the volume of REO’s effectively contributed.

BBVA estimates that the transaction will not have a significant impact on BBVA group’s attributable profit or the Common Equity Tier 1 (fully loaded).

Madrid, October 10, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 10, 2018
By: /s/ Javier Rodríguez Soler
Name: Javier Rodríguez Soler
Title: Global Head of Strategy & M&A